Exhibit 99.1

Collective Mining Outlines a Porphyry System at Plutus by Intersecting 328.05 Metres @ 0.31 g/t Gold Equivalent from Surface

Results Indicate a Higher-Grade Core May Exist to the North and Deeper

TORONTO, Oct. 15, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the assay results for the initial four reconnaissance drill holes designed to outline the mineralized early porphyry phase unit in the southern portion of the Plutus Target ("Plutus"). Plutus is one of a series of targets located within the Company's Guayabales Project in Caldas, Colombia. The Company currently has five drill rigs operating at the Guayabales Project as part of its fully funded and on-schedule, 40,000-meter drilling program for 2024 with two rigs operating at the Apollo system, two rigs at the Trap system and the final rig at Plutus.

Plutus is located approximately one kilometer east of the Company's flagship Apollo system. This large target measures approximately 1,000 metres by 750 metres as defined by coincidental copper, gold and molybdenum soil anomalies and limited surface sampling. In the northwest portion of the target area, previous drilling has intersected a porphyry related breccia pipe which yielded multiple broad intercepts including 136.45 metres @ 1.31 g/t AuEq (see press release dated October 11, 2023).

Ari Sussman, Executive Chairman commented: "Drilling of the porphyry target at Plutus is off to a positive start as the initial phase of radial drilling was simply designed to outline the geometry of the early porphyry phase of the system.  The results are pointing to an interesting target to the north and at depth of the current drilling and once assay results for the final two outstanding radial holes are received and analyzed, deeper drilling will commence."

Highlights

•	Radial shallow drilling into the gold-copper soil anomaly in the southern portion of the Plutus target intersected classic, early-phase porphyry style mineralization beginning at or near surface. Logging indicates a porphyry vein stockwork with quartz, magnetite and chalcopyrite veins associated with potassic alteration and overprinted by sporadic late-stage carbonate base metal veins ("CBM"). The following intercepts are highlighted from the four holes drilled to date:
•	328.05 metres @ 0.31 g/t gold equivalent from surface (PSC-1)
•	199.60 metres @ 0.33 g/t gold equivalent from surface (PSC-2) including;
•	38.45 metres @ 0.60 g/t gold equivalent from 21.00 metres
•	275.05 metres @ 0.30 g/t gold equivalent from 33.95 metres (PSC-3) including;
•	20.50 metres @ 0.57 g/t gold equivalent from 40.85 metres
•	131.55 metres @ 0.67 g/t gold equivalent from 46.70 metres (PSC-4) including;
•	36.75 metres @ 1.05 g/t gold equivalent from 84.35 metres
•	Assay results from a further two holes, forming part of the designed radial shallow drill program are pending. Early modelling of geology and downhole geochemistry received to date indicates that drilling has intersected the upper part of a porphyry system with data suggesting that better mineralization will vector at depth to the northwest. Upon receipt and compilation of assay results for the final two holes, deeper drilling to the northwest will ensue.

Table 1: Assays Results for Drill Holes in this Release:

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	AuEq g/t*
PSC-1	2.10	330.15	328.05	0.19	5	0.05	0.31
PSC-2	9.50	209.10	199.60	0.19	5	0.06	0.33
Incl	21.00	59.45	38.45	0.27	22	0.05	0.61
and	381.00	419.50	38.50	0.20	9	0.06	0.39
PSC-3	33.95	309.00	275.05	0.16	6	0.05	0.30
Incl	40.85	61.35	20.50	0.19	25	0.05	0.56
& incl.	100.25	101.80	1.55	0.20	276	0.07	3.81
& incl.	303.10	309.00	5.90	1.07	3	0.05	1.14
PSC-4	46.70	178.25	131.55	0.19	32	0.06	0.67
Incl	84.35	121.10	36.75	0.28	54	0.06	1.05
and	265.55	268.60	3.05	5.20	40	0.04	5.61

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) utilizing metal prices of Ag - US$30/oz, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag and 95% for Cu. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024 and October 3, 2024. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the Plutus Target Highlighting Drill Results Announced in This Release and its Proximity to the Marmato Mining Complex (CNW Group/Collective Mining Ltd.)

Porphyry Mineralization

PSC-1
At 232m

molybdenum + pyrite + quartz veinlets

PSC-2
At 238m

pyrite + chalcopyrite + quartz veinlets

PSC-3
At 199m

pyrite + magnetite + quartz veinlet

Figure 2: Core Photo Highlights of Mineralization in PSC-1, PSC-2 and PSC-3 (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the Guayabales Project Highlighting the Plutus Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.
To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower, X or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 15-OCT-24